UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐      Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Duff & Phelps Select MLP and Midstream Energy Fund Inc.

3. Securities and Exchange Commission File No.: 811-22958

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒      Initial Application      ☐      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

101 Munson Street

Greenfield, MA 01301-9668

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David C. Mahaffey, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, DC 20006

(202) 775-1207

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Virtus Alternative Investment Advisers, Inc. (“VAIA”)

One Financial Plaza

Hartford, Connecticut 06103-2608

(860) 263-4878

As the fund’s investment adviser, VAIA is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

The Bank of New York Mellon (“BNYM”)

240 Greenwich Street

New York, New York 10286-1048

(212) 495-1784

As the fund’s custodian, BNYM is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Computershare Trust Company NA (“Computershare”)

P.O. Box 505005

Louisville, Kentucky 40233-5005

(866) 270-7788

As the fund’s transfer agent, Computershare is responsible for maintaining share transaction and other shareholder records.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

☐      Open-end      ☒     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Virtus Alternative Investment Advisers, Inc.

One Financial Plaza

Hartford, CT 06103

Duff & Phelps Investment Management Co.

200 S. Wacker Drive, Suite 500

Chicago, IL 60606

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund did not have a principal underwriter during the last five years.

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐      Yes     ☒      No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒      Yes     ☐      No

If Yes, state the date on which the board vote took place:

February 1, 2021

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒      Yes     ☐      No

If Yes, state the date on which the shareholder vote took place:

May 19, 2021

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒      Yes     ☐      No

(a) If Yes, list the date(s) on which the fund made those distributions:

June 25, 2021

(b) Were the distributions made on the basis of net assets?

☒      Yes     ☐      No

(c) Were the distributions made pro rata based on share ownership?

☒      Yes     ☐      No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐      Yes     ☐      No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

☐      Yes     ☒      No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

☒      Yes     ☐      No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐      Yes     ☒      No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐      Yes     ☒      No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

☐      Yes     ☐     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐      Yes     ☒      No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:	$105,000
(ii) Accounting expenses – Audit and Tax	90,000
(iii) Other expenses (list and identify separately):
Printing	35,000
Transfer Agent Fees	15,000
Miscellaneous Fees – NYSE fees	5,000
(iv) Total expenses (sum of lines (i) - (iii) above):	$250,000

(b) How were those expenses allocated?

The expenses were incurred as a direct result of the reorganization of Duff & Phelps Select MLP and Midstream Energy Fund Inc. (DSE) into Virtus Duff & Phelps Select MLP and Energy Fund (the surviving fund), a series of Virtus Alternative Solutions Trust, including the solicitation of approval from the shareholders of DSE.

(c) Who paid those expenses?

All expenses in connection with the reorganization were paid by Duff & Phelps Select MLP and Midstream Energy Fund Inc. (DSE). There are no remaining outstanding expenses.

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐      Yes     ☒      No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

☐      Yes     ☒      No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐      Yes     ☒      No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

Virtus Duff & Phelps Select MLP and Energy Fund, a series of Virtus Alternative Solutions Trust

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-22906

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was included as Exhibit A to the Proxy Statement/Prospectus filed by Virtus Alternative Solutions Trust on behalf of Virtus Duff & Phelps Select MLP and Energy Fund on March 17, 2021. The Proxy Statement/Prospectus was filed as a Form N-14, SEC file number 333-254407.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Duff & Phelps Select MLP and Midstream Energy Fund Inc., (ii) he is the Assistant Secretary of Duff & Phelps Select MLP and Midstream Energy Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Kevin J. Carr
Kevin J. Carr
Duff & Phelps Select MLP and Midstream Energy Fund Inc.
Assistant Secretary